                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934



                              Coventry Corporation
                                (Name of Issuer)


                          Common Stock, par value $0.01
                         (Title of Class of Securities)


                                    222853103
                      (CUSIP Number of Class of Securities)


                               Patrick T. Hackett
                         E.M. Warburg Pincus & Co., LLC
                              466 Lexington Avenue
                            New York, New York 10017
                                 (212) 878-0600
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                                Steven J. Gartner
                            Willkie Farr & Gallagher
                              153 East 53rd Street
                               New York, NY 10022
                                 (212) 821-8000

                                   May 9, 1997
                          (Date of Event which Requires
                            Filing of this Schedule)

            If the filing person has previously filed a statement on
       Schedule 13G to report the acquisition which is the subject of this
      Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3)
                        or (4), check the following: [ ]

                                  SCHEDULE 13D

----------------------------------------------------
CUSIP No.   222853103
----------------------------------------------------


---- ---------------------------------------------------------------------------
 1   NAME OF REPORT PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Warburg, Pincus Ventures, L.P.                          I.D. #13-3784037
---- ---------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) [ ]
                                                        (b) [X]

---- ---------------------------------------------------------------------------
 3   SEC USE ONLY

     ---------------------------------------------------------------------------
----
 4   SOURCE OF FUNDS*

     WC
---- ---------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)           [ ]

---- ---------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
-------------- --------- -------------------------------------------------------
                  7      SOLE VOTING POWER

                         0
               --------- -------------------------------------------------------
  NUMBER OF       8      SHARED VOTING POWER
   SHARES
BENEFICIALLY             0
  OWNED BY
    EACH
  REPORTING
 PERSON WITH
               --------- -------------------------------------------------------
                  9      SOLE DISPOSITIVE POWER

                         0
               --------- -------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                         3,628,320
---- ---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

     3,628,320
---- ---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*         [ ]

---- ---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.9%
---- ---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
---- ---------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

----------------------------------------------------
CUSIP No.       222853103

----------------------------------------------------


---- ---------------------------------------------------------------------------
 1   NAME OF REPORT PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Warburg, Pincus & Co.                                I.D. #13-6358475
---- ---------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [ ]
                                                       (b) [X]

---- ---------------------------------------------------------------------------
 3   SEC USE ONLY

---- ---------------------------------------------------------------------------
 4   SOURCE OF FUNDS*

     N/A
---- ---------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)       [ ]

---- ---------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
-------------- --------- -------------------------------------------------------
                  7      SOLE VOTING POWER

                         0
               --------- -------------------------------------------------------
  NUMBER OF       8      SHARED VOTING POWER
   SHARES
BENEFICIALLY             0
  OWNED BY
    EACH
  REPORTING
 PERSON WITH
               --------- -------------------------------------------------------
                  9      SOLE DISPOSITIVE POWER

                         0
               --------- -------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                         3,628,320
---- ---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

     3,628,320
---- ---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*     [ ]

---- ---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.9%
---- ---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
---- ---------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

----------------------------------------------------
CUSIP No.     222853103
----------------------------------------------------


---- ---------------------------------------------------------------------------
 1   NAME OF REPORT PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     E.M. Warburg, Pincus & Co., LLC                      I.D. #13-3536050
---- ---------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [ ]
                                                       (b) [X]

---- ---------------------------------------------------------------------------
 3   SEC USE ONLY

---- ---------------------------------------------------------------------------
 4   SOURCE OF FUNDS*

     N/A
---- ---------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)    [ ]

---- ---------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
-------------- --------- -------------------------------------------------------
                  7      SOLE VOTING POWER

                         0
               --------- -------------------------------------------------------
  NUMBER OF       8      SHARED VOTING POWER
   SHARES
BENEFICIALLY             0
  OWNED BY
    EACH
  REPORTING
 PERSON WITH
               --------- -------------------------------------------------------
                  9      SOLE DISPOSITIVE POWER

                         0
               --------- -------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                         3,628,320
---- ---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

     3,628,320
---- ---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*      [ ]

---- ---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.9%
---- ---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     OO
---- ---------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

----------------------------------------------------
CUSIP No.    222853103
----------------------------------------------------

---- ---------------------------------------------------------------------------
 1   NAME OF REPORT PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Patrick T. Hackett
---- ---------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [ ]
                                                       (b) [X]

---- ---------------------------------------------------------------------------
 3   SEC USE ONLY

---- ---------------------------------------------------------------------------
 4   SOURCE OF FUNDS*

     N/A
---- ---------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)      [ ]

---- ---------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
-------------- --------- -------------------------------------------------------
                  7      SOLE VOTING POWER

                         5,000
               --------- -------------------------------------------------------
  NUMBER OF       8      SHARED VOTING POWER
   SHARES
BENEFICIALLY             3,628,320
  OWNED BY
    EACH
  REPORTING
 PERSON WITH
               --------- -------------------------------------------------------
                  9      SOLE DISPOSITIVE POWER

                         5,000
               --------- -------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                         0
---- ---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

     3,633,320
---- ---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*      [ ]

---- ---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.9%
---- ---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
---- ---------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

----------------------------------------------------
CUSIP No.    222853103
----------------------------------------------------

---- ---------------------------------------------------------------------------
 1   NAME OF REPORT PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Joel Ackerman
---- ---------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) [ ]
                                                        (b) [X]

---- ---------------------------------------------------------------------------
 3   SEC USE ONLY

---- ---------------------------------------------------------------------------
 4   SOURCE OF FUNDS*

     N/A
---- ---------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)      [ ]

---- ---------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
-------------- --------- -------------------------------------------------------
                  7      SOLE VOTING POWER

                         0
               --------- -------------------------------------------------------
  NUMBER OF       8      SHARED VOTING POWER
   SHARES
BENEFICIALLY             3,628,320
  OWNED BY
    EACH
  REPORTING
 PERSON WITH
               --------- -------------------------------------------------------
                  9      SOLE DISPOSITIVE POWER

                         0
               --------- -------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                         0
---- ---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

     3,628,320
---- ---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*      [ ]

---- ---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.9%
---- ---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
---- ---------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

----------------------------------------------------
CUSIP No.    222853103
----------------------------------------------------

---- ---------------------------------------------------------------------------
 1   NAME OF REPORT PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Jonathan S. Leff
---- ---------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [ ]
                                                       (b) [X]

---- ---------------------------------------------------------------------------
 3   SEC USE ONLY

---- ---------------------------------------------------------------------------
 4   SOURCE OF FUNDS*

     N/A
---- ---------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)     [ ]

---- ---------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
-------------- --------- -------------------------------------------------------
                  7      SOLE VOTING POWER

                         0
               --------- -------------------------------------------------------
  NUMBER OF       8      SHARED VOTING POWER
   SHARES
BENEFICIALLY             3,628,320
  OWNED BY
    EACH
  REPORTING
 PERSON WITH
               --------- -------------------------------------------------------
                  9      SOLE DISPOSITIVE POWER

                         0
               --------- -------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                         0
---- ---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

     3,628,320
---- ---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*      [ ]

---- ---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.9%
---- ---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
---- ---------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

         This Schedule 13D is being filed on behalf of Warburg, Pincus Ventures, L.P., a Delaware limited partnership ("Ventures"), Warburg, Pincus & Co., a New York general partnership ("WP"), E.M. Warburg, Pincus & Co., LLC, a New York limited liability company ("EMW"), and Patrick T. Hackett, Joel Ackerman and Jonathan S. Leff (the "Trustees"), as trustees under a Voting Trust Agreement, dated April 15, 1997 (the "Voting Trust"), relating to the common stock, par value $0.01 per share (the "Common Stock"), of Coventry Corporation, a Tennessee corporation (the "Company").

         Of the Reporting Entities (as defined below), only Ventures has acquired indirect ownership of the Common Stock through its ownership of an 8.3% Convertible Exchangeable Senior Subordinated Note of the Company and Warrants to purchase Common Stock. The Voting Trust has the sole irrevocable power to vote all of the shares of Common Stock which Ventures may acquire upon conversion or exercise of the Securities (as defined below) until April 15, 2007; provided, however, that Ventures may terminate the Voting Trust upon written notice to the trustees thereunder if Ventures is deemed to own beneficially (within the meaning of Rule 13d-3 under the Exchange Act, as defined below) less than ten percent (10%) of the then outstanding shares of Common Stock.

Item 1.  Security and Issuer.

         This statement on Schedule 13D relates to the Common Stock of the Company, and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The address of the principal executive offices of the Company is 53 Century Boulevard, Suite 250, Nashville, TN 37214.

Item 2.  Identity and Background.

          (a) This statement is filed by Ventures, WP, EMW and the Trustees. The sole general partner of Ventures is WP. EMW manages Ventures. Lionel I. Pincus is the managing partner of WP and the managing member of EMW and may be deemed to control both WP and EMW. WP has a 15% interest in the profits of Ventures as the general partner, and also owns approximately 1.2% of the limited partnership interests in Ventures. As discussed above, Ventures has vested the power to vote all of the shares of Common Stock which it may acquire from the Company in the Voting Trust. Ventures, WP and EMW are hereinafter collectively referred to as the "Warburg Entities" and the Warburg Entities and the Trustees are hereinafter collectively referred to as the "Reporting Entities." The general partners of WP and the members of EMW are described in Schedule I hereto. The Voting Trust Agreement is attached hereto as Exhibit 2.

         (b) The address of the principal business and principal office of each of the Reporting Entities is 466 Lexington Avenue, New York, New York 10017.

         (c) The principal business of Ventures is that of a partnership engaged in making venture capital and related investments. The principal business of WP is acting as general partner of Ventures, Warburg Pincus Investors, L.P., Warburg, Pincus Capital Company, L.P. and Warburg, Pincus Capital Partners, L.P. The principal business of EMW is acting as manager of Ventures, Warburg, Pincus Investors, L.P., Warburg, Pincus Capital Company, L.P. and Warburg, Pincus Capital Partners, L.P. The sole purpose of the Voting Trust is to exercise the power to vote all of the shares of Common Stock which Ventures may acquire until April 15, 2007.

         (d) None of the Reporting Entities, nor, to the best of their knowledge, any of the directors, executive officers, general partners or members referred to in paragraph (a) has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) None of the Reporting Entities nor, to the best of their knowledge, any of the directors, executive officers, general partners or members referred to in paragraph (a) above has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Except as otherwise indicated on Schedule I hereto, each of the individuals referred to in paragraph (a) above is a United States citizen.

Item 3.  Source and Amount of Funds or Other Consideration.

         The total amount of funds required by Ventures to purchase the Purchased Securities (as defined below), pursuant to the Purchase Agreement described in Item 4, was $24,188,802, and was furnished from the working capital of Ventures.

Item 4.  Purpose of Transaction.

         As of April 2, 1997, the Company entered into an Amended and Restated Securities Purchase Agreement (the "Purchase Agreement") with Ventures and Franklin Capital Associates III L.P. ("Franklin") pursuant to which Ventures agreed to purchase, subject to certain conditions, 8.3% Convertible Exchangeable Senior Subordinated Notes of the Company (the "Notes" and each a "Note") in the aggregate principal amount of $36,000,000 and 2,117,647 Warrants to purchase Common Stock (the "Warrants, and together with the Notes, the "Securities") for an aggregate purchase price of $38,117,647 (the "Purchase") in two tranches. Pursuant to the Purchase Agreement, the Company agreed to issue the Securities to Ventures in consideration of the purchase price and certain rights under the Purchase Agreement, as described below.

         At the first closing under the Purchase Agreement on May 9, 1997 (the "First Closing"), Ventures purchased an 8.3% Convertible Exchangeable Senior Subordinated Note of Coventry in the aggregate principal amount of $22,844,980 due May 9, 2004 (the "Purchased Note") and 235,294 Warrants to purchase Common Stock (the "Purchased Warrants" and together with the Purchased Note, the "Purchased Securities"). The Purchased Securities represent beneficial ownership of 3,628,320 shares of Common Stock, or approximately 9.9% of the outstanding voting securities of the Company. Additionally, subject to the receipt of certain regulatory approvals and certain other conditions, Ventures has the right pursuant to the Purchase Agreement to purchase (the "Second Closing") an additional Note in the aggregate principal amount of $13,155,020 (the "Second Note") and an additional 773,825 Warrants (together with the Second Note, the "Second Closing Securities"). The Second Closing Securities represent beneficial ownership of 2,089,327 shares of Common Stock, or approximately 5.39% of the outstanding voting securities of the Company.

         The Purchased Note is convertible into shares of Common Stock at any time at the option of Ventures, or upon automatic conversion of all of the outstanding Notes with the consent of the holders of a majority in aggregate principal amount of the outstanding Notes. Additionally, the Notes may be exchanged at any time at the option of the Company into shares of Series A Preferred Stock, if the Company's shareholders approve the creation of Series A Preferred Stock upon the terms set forth in the Purchase Agreement. In the event that the Notes are exchanged for Series A Preferred Stock, the Series A Preferred Stock is also convertible into shares of Common Stock at any time at the option of Ventures or upon automatic conversion of all the outstanding shares of Series A Preferred Stock with the consent of the holders of record of a majority of the outstanding shares of Series A

Preferred Stock. Shares of Series A Preferred Stock are initially convertible on a share for share basis into shares of Common Stock and have the right to vote with the Common Stock on an as converted basis except with respect to the election of directors (as discussed below).

         For two years following the First Closing, or if the Second Closing occurs, the Second Closing (the "Second Anniversary"), the holders of Series A Preferred Stock will be entitled to received, if, when and as declared out of the net profits of the Company dividends at the rate of $0.83 per share per annum, payable in additional shares of Series A Preferred Stock, valued at $10.00 per share, before any dividends are set apart for or paid upon the Common Stock or any other stock ranking on liquidation junior to the Series A Preferred Stock in any year. Dividends through the Second Anniversary will be cumulative. At all times after the Second Anniversary when the Board of Directors of the Company declares any cash dividend on the shares of Common Stock, the Board of Directors will be required to declare a cash dividend on each share of Series A Preferred Stock.

         The Warrants are exercisable for shares of Common Stock at any time at the option of Ventures at an exercise price of $10.625 per share of Common Stock.

         Voting Trust. Until April 15, 2007, Ventures has vested the power to vote all of the shares of Common Stock which it may acquire as a result of the conversion or exchange of the Notes or the exercise of the Warrants irrevocably in the Voting Trust. However, if at any time Ventures is deemed to own beneficially (within the meaning of Rule 13d-3 under the Exchange Act) less than ten percent (10%) of the then outstanding shares of Common Stock, Ventures may upon written notice to the trustees under the Voting Trust terminate the Voting Trust.

         Board Representation. Under the Purchase Agreement, for so long as the Notes shall remain outstanding, the Company will recommend to the nominating committee of the Board and use its best efforts to elect (including recommending the election of Ventures' nominees to the stockholders of the Company) and to cause to remain as directors on the Company's Board of Directors two (2) individuals that the holders of a majority in aggregate principal amount of the outstanding Notes (the "Majority Holders") will designate. As of the date hereof, Ventures is the Majority Holder under the Purchase Agreement.

         If any event of default under the Purchase Agreement shall occur and be continuing, the Company will nominate and use its best efforts to elect and cause to remain as a director on the Board for so long as such event of default continues, one (1) additional nominee designated by the Majority Holders. For so long as the Warburg and Franklin own beneficially (within the meaning of Rule 13d-3 under the Exchange Act) at least 50% of the shares of Common Stock beneficially owned by them at the First Closing, or if the second closing occurs under the Purchase Agreement, at such second closing, the Company will nominate and use its best efforts to elect and cause to remain as directors on the Board at least one (1) nominee designated by the Majority Holders.

         Alternatively, in the event that the Company exercises its option to exchange the Notes for shares of Series A Preferred Stock, for so long as at least 1,000,0000 shares of Series A Preferred Stock remain outstanding (subject to adjustment), the holders of Series A Preferred Stock shall have the exclusive right, voting separately as a class, to elect two directors to the Board.

         If the number of directors on the Board is increased to more than nine directors, the Majority Holders or the holders of record of a majority of the outstanding shares of Series A Preferred Stock, as the case may be, shall have the right to elect a proportionate number of nominees to the Board.

         Any vacancy created by the death, disability, retirement or removal of any such individual may be filled by Ventures. The initial designees of Ventures were Patrick T. Hackett and Rodman W. Moorhead III, who are both general partners of WP and Managing Directors and members of EMW, and who were elected on May 7, 1997 to the Company's Board of Directors.

         Registration Rights. The Notes, the shares of Series A Preferred Stock and the Warrants will not be registered under the Securities Act of 1933, as amended (the "Securities Act"). Pursuant to the Purchase Agreement, the Company has granted Ventures and Franklin demand and piggy-back registration rights with respect to the shares of Common Stock issuable upon conversion of the Notes or conversion of the shares of Series A Preferred Stock and upon exercise of the Warrants ("Registrable Securities"). The Company has agreed to use its best efforts to effect any registration requested by the holders of more than 50% of the then outstanding Registrable Securities and has agreed to give the holders of Registrable Securities the opportunity to sell their Registrable Securities pursuant to certain other registration statements that may be filed by the Company under the Securities Act.

         The foregoing descriptions of the Purchase Agreement and the Voting Trust are qualified in their entirety by reference to the Purchase Agreement and the Voting Trust Agreement, which are attached hereto as Exhibit 1 and Exhibit 2, respectively, and are incorporated herein by reference.

         The purchase was effected because of the Reporting Entities' belief that the Company represents an attractive investment. As contemplated by the terms of the Purchase Agreement, Patrick T. Hackett and Rodman W. Moorhead, III, both of whom are general partners of WP and Managing Directors and members of

EMW, were elected to the Company's Board of Directors on May 7, 1997. Both Mr. Hackett (except in his capacity as a Trustee) and Mr. Moorhead disclaim beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of the Common Stock owned by Ventures. The Reporting Entities presently expect to limit their involvement in the management of the Company to representation on the Board of Directors.

         The Reporting Entities may from time to time acquire shares of Common Stock or dispose of shares of Common Stock through open market or privately negotiated transactions or otherwise, depending on existing market conditions and other considerations discussed below. The Reporting Entities intend to review their investment in the Company on a continuing basis and, depending upon the price and availability of shares of Common Stock, subsequent developments affecting the Company, the Company's business and prospects, other investment and business opportunities available to the Reporting Entities, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time not to increase, or to decrease, the size of their investment in the Company.

         Except for Ventures' right to acquire the Second Closing Securities subject to certain conditions set forth in the Purchase Agreement, none of the Reporting Entities nor, to the best of their knowledge, any person listed in
Schedule I hereto, has any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, By-Laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

         (a) As of May 9, 1997, Ventures beneficially owned 3,628,320 shares of Common Stock, subject to adjustment. Additionally, Ventures has a conditional right to acquire an additional 2,089,327 shares of Common Stock pursuant to the Purchase Agreement. By reason of their respective relationships with Ventures, each of the Reporting Entities may be deemed under Rule 13d-3 under the Exchange Act to own beneficially all of the shares of Common Stock which Ventures beneficially owns. As of April 2, 1997, 3,628,320 shares of Common Stock represented approximately 9.9% of the outstanding shares of Common Stock, based on the Company's representation in the Purchase Agreement that 33,021,374 shares of Common Stock were outstanding as of that date. After giving effect to the Second Closing, Ventures will own beneficially (within the meaning of Rule 13d-3 under the Exchange Act) an aggregate of 5,717,647 shares of Common Stock, or approximately 14.8% of the outstanding shares of Common Stock.

         (b) Until April 15, 2007, the Voting Trust has the sole irrevocable power to vote or to direct the vote of the shares of Common Stock which Warburg may acquire upon conversion or exercise of the Securities; provided, however, that Ventures may terminate the Voting Trust if at any time Ventures is deemed to own beneficially (within the meaning of Rule 13d-3 under the Exchange Act) less than ten percent (10%) of the then outstanding shares of Common Stock. In the event that the Voting Trust is so terminated, the Warburg Entities would share the power to vote or to direct the vote of the shares of Common Stock which Ventures may acquire upon conversion or exercise of the Securities.

         The Warburg Entities together share the power to dispose or to direct the disposition of the shares of Common Stock which may be acquired by Ventures upon conversion or exercise of the Securities.

         (c) Except for the Purchase and for the transactions set forth on
Schedule II hereto, none of the Reporting Entities nor, to the best of their knowledge, any person listed in Schedule I hereto, has effected any transactions in the Common Stock during the preceding 60 days.

         (d) Except as set forth in this Item 5, no person other than each respective record owner referred to herein of securities is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

         (e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships With Respect to Securities of the Issuer.

         Pursuant to Rule 13d-1(f) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments hereto, which is being filed as Exhibit 3 to this Schedule 13D and is incorporated herein by reference.

         The information set forth in Item 4 above is incorporated herein by reference.

         Except as described herein and by reference to Item 4 above, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Company.

         By virtue of the relationships among the Reporting Entities as described in Item 2, the Reporting Entities may be deemed to be a "group" under the Federal securities laws. Lionel I. Pincus disclaims any beneficial ownership of the Securities and the shares of Common Stock which may be acquired upon conversion or exercise of the Securities reported herein as being beneficially owned by the Reporting Entities.

Item 7.  Material to be Filed as Exhibits.

         1. Amended and Restated Securities Purchase Agreement, dated as of April 2, 1997, by and between the Company, Ventures and Franklin.

         2. Voting Trust Agreement, dated as of April 15, 1997, by and among Ventures and the trustees named therein.

         3. Joint Filing Agreement, dated as of May 16, 1997, by and among the Reporting Entities.

                                   SIGNATURES


          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.



Dated:  May 16, 1997                        WARBURG, PINCUS VENTURES, L.P.

                                                By: Warburg, Pincus & Co.,
                                                    General Partner



                                                By:/s/ Stephen Distler
                                                -------------------------
                                                  Partner



Dated:  May 16, 1997                        WARBURG, PINCUS & CO.



                                                By:/s/ Stephen Distler
                                                -------------------------
                                                     Partner



Dated:  May 16, 1997                        E.M. WARBURG, PINCUS & CO., LLC



                                                By:/s/ Stephen Distler
                                                -------------------------
                                                     Member

Dated:  May 16, 1997                            By:/s/ Patrick T. Hackett
                                                   -----------------------
                                                     Trustee


Dated:  May 16, 1997                            By:/s/ Joel Ackerman
                                                   -----------------------
                                                     Trustee


Dated:  May 16, 1997                            By:/s/ Jonathan S. Leff
                                                   -----------------------
                                                     Trustee

                                   SCHEDULE I

                   Set forth below is the name, position and present principal occupation of each of the general partners of Warburg, Pincus & Co. ("WP") and each of the members of E.M. Warburg, Pincus & Co., LLC ("EMW"). The sole general partner of Warburg, Pincus Ventures, L.P. ("Ventures") is WP. WP, EMW and Ventures are hereinafter collectively referred to as the "Reporting Entities." Except as otherwise indicated, the business address of each of such persons is 466 Lexington Avenue, New York, New York 10017, and each of such persons is a citizen of the United States.


                             General Partners of WP

                                              Present Principal Occupation
Name                                          in Addition to Position with WP
----                                          ---------------------------------

Susan Black                                   Managing Director and Member, EMW

Christopher W. Brody                          Managing Director and Member, EMW

Harold Brown                                  Senior Managing Director and
                                              Member, EMW

Errol M. Cook                                 Managing Director and Member, EMW

W. Bowman Cutler                              Managing Director and Member, EMW

Elizabeth B. Dater                            Managing Director and Member, EMW

Stephen Distler                               Managing Director, Member and
                                              Treasurer, EMW

Harold W. Ehrlich                             Managing Director and Member, EMW

Louis G. Elson                                Managing Director and Member, EMW

John L. Furth                                 Vice Chairman of the Board and
                                              Member, EMW

Stewart K.P. Gross                            Managing Director and Member, EMW

Patrick T. Hackett                            Managing Director and Member, EMW

Jeffrey A. Harris                             Managing Director and Member, EMW

Robert S. Hillas                              Managing Director and Member, EMW

A. Michael Hoffman                            Managing Director and Member, EMW

William H. Janeway                            Managing Director and Member, EMW

Douglas M. Karp                               Managing Director and Member, EMW

Charles R. Kaye                               Managing Director and Member, EMW

Henry Kressel                                 Managing Director and Member, EMW

Joseph P. Landy                               Managing Director and Member, EMW

Sidney Lapidus                                Managing Director and Member, EMW

Kewsong Lee                                   Managing Director and Member, EMW

Reuben S. Leibowitz                           Managing Director and Member, EMW

Brady T. Lipp                                 Managing Director and Member, EMW

Stephen J. Lurito                             Managing Director and Member, EMW

Spencer S. Marsh III                          Managing Director and Member, EMW

Lynn C. Martin                                Managing Director and Member, EMW

Edward J. McKinley                            Managing Director and Member, EMW

Rodman W. Moorhead III                        Senior Managing Director and
                                              Member, EMW

Howard H. Newman                              Managing Director and Member, EMW

Gary D. Nusbaum                               Managing Director and Member, EMW


Anthony G. Orphanos                           Managing Director and Member, EMW

Dalip Pathak                                  Managing Director and Member, EMW

Daphne D. Philpson                            Managing Director and Member, EMW

Lionel I. Pincus                              Chairman of the Board, CEO, and
                                              Managing Member, EMW;
                                              and Managing Partner, Pincus & Co.

Eugene L. Podsiadlo                           Managing Director and Member, EMW

Ernest H. Pomerantz                           Managing Director and Member, EMW

Brian S. Posner                               Managing Director and Member, EMW

Arnold M. Reichman                            Managing Director and Member, EMW

Roger Reinlieb                                Managing Director and Member, EMW

John D. Santoleri                             Managing Director and Member, EMW

Sheila N. Scott                               Managing Director and Member, EMW

Peter Stalker III                             Managing Director and Member, EMW

David A. Tanner                               Managing Director and Member, EMW

James E. Thomas                               Managing Director and Member, EMW

John L. Vogelstein                            Vice Chairman of the Board and
                                              Member, EMW

Elizabeth H. Weatherman                       Managing Director and Member, EMW

Joanne R. Wenig                               Managing Director and Member, EMW

George U. Wyper                               Managing Director and Member, EMW

Pincus & Co.*

NL & Co.**

* Pincus & Co. is a New York limited partnership whose primary activity is ownership interest in WP and EMW.

** NL & Co. is a New York limited partnership whose primary activity is ownership interest in WP.


---------------------
(1)      Citizen of Canada

(2)      Citizen of United Kingdom

                                 Members of EMW

                                                Present Principal Occupation in
Name                                            Addition to Position with EMW
----                                            -------------------------------


Susan Black                                     Partner, WP

Christopher W. Brody                            Partner, WP

Harold Brown                                    Partner, WP

Dale C. Christensen (1)

Errol M. Cook                                   Partner, WP

W. Bowman Cutter                                Partner, WP

Elizabeth B. Dater                              Partner, WP

Stephen Distler                                 Partner, WP

P. Nicholas Edwards(2)

Harold W. Ehrlich                               Partner, WP

Louis G. Elson                                  Partner, WP

John L. Furth                                   Partner, WP

Stewart K.P. Gross                              Partner, WP

Patrick T. Hackett                              Partner, WP

Jeffrey A. Harris                               Partner, WP

Robert S. Hillas                                Partner, WP

A. Michael Hoffman                              Partner, WP

William H. Janeway                              Partner, WP

Douglas M. Karp                                 Partner, WP

Charles R. Kaye                                 Partner, WP

Richard H. King (2)

Henry Kressel                                   Partner, WP

Joseph P. Landy                                 Partner, WP

Sidney Lapidus                                  Partner, WP

Kewsong Lee                                     Partner, WP

Reuben S. Leibowitz                             Partner, WP

Brady T. Lipp                                   Partner, WP

Stephen J. Lurito                               Partner, WP

Spencer S. Marsh III                            Partner, WP

Lynn C. Martin                                  Partner, WP

Edward J. McKinley                              Partner, WP

Rodman W. Moorhead III                          Partner, WP

Howard H. Newman                                Partner, WP

Gary D. Nusbaum                                 Partner, WP

Anthony G. Orphanos                             Partner, WP

Dalip Pathak                                    Partner, WP

Philip C. Percival (2)

Daphne D. Philipson                             Partner, WP

Lionel I. Pincus                                Managing Partner, WP; and
                                                Managing Partner, Pincus & Co.

Eugene L. Podsiadlo                             Partner, WP

Ernest H. Pomerantz                             Partner, WP

Brian S. Posner                                 Partner, WP

Arnold M. Reichman                              Partner, WP

Roger Reinlieb                                  Partner, WP

John D. Santoleri                               Partner, WP

Sheila N. Scott                                 Partner, WP

Dominic H. Shorthouse (2)

Peter Stalker III                               Partner, WP

Chang Q. Sun (3)

David A. Tanner                                 Partner, WP

James E. Thomas                                 Partner, WP

John L. Vogelstein                              Partner, WP

Elizabeth H. Weathermen                         Partner, WP

Joanne R. Wenig                                 Partner, WP

George U. Wyper                                 Partner, WP

Pincus & Co.*

------------------
* Pincus & Co. is a New York limited partnership whose primary activity is ownership interest in WP and EMW.




--------
(3)      Citizen of People's Republic of China

                                   Schedule II

                        Recent Purchases and Sales of the
                    Voting Securities of Coventry Corporation



Identity of                   Date of                  Number of                Unit Price            Where and How
Person                        Transaction              Shares                                         Transaction Was Effected
-----------                   -----------              ---------                ----------            ------------------------

Rodman W. Moorhead, III       4/7/97                   10,000                   10.938                Sale through broker


